Exhibit 99.5

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NEXTECH LAUNCHES AR ECOMMERCE PLATFORM AND SIGNS DEAL WITH PARCELPAL FOR INTEGRATION

January 17th, 2019 – Vancouver, British Columbia - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF) (FSE:N29) is pleased to announce that it has officially launched its patent pending web enabled AR ecommerce platform and signed an integration deal with ParcelPal Technologies (CSE:PKG) (OTC:PTNYF). With over 600 merchants signed up for their platform ParcelPal Technologies is Canada’s premier on-demand delivery service. With NexTech’s official launch of its AR eCommerce platform and ParcelPal’s integration of AR into its rapidly scaling eCommerce platform both companies are uniquely positioned to take advantage of the major opportunity presented by AR in eCommerce.

As part of the AR eCommerce integration with ParcelPal, NexTech will be creating custom dashboards using its xAPI analytics which enables the tracking of micro-behaviors throughout the AR experience creating a valuable sea of data for ParcelPal and their merchant eCommerce sites. With the xAPI and AR-3D shopping experiences integrated on the ParcelPal site, both companies gain a very valuable marketing tool and differentiating technology which has been shown to generate the highest conversions, click through, dwell time and sales, providing a valuable roadmap for both companies. The xAPI will be used in conjunction with IBM Watson integration to enhance ongoing AI and AR product development by NexTech.

“We are excited to work with ParcelPal, a market leader in the fast growing on-demand delivery service industry. With integration of our AR eCommerce on their platform all their merchants will be able to offer 3D-AR product viewing leading to higher conversion rates and sales giving ParcelPal and their partners a real edge against the competition in the on-demand delivery marketplace” comments Evan Gappelberg CEO of NexTech. He continues, “with today’s AR eCommerce platform launch we are now in the market signing up a growing list of customers, exciting times are here”.

President and CEO Kelly Abbott stated, “After spending significant time with the NexTech team we realized that including Augmented Reality in our eCommerce app and soon-to-be launched website we will give both NexTech & ParcelPal a significant edge in the eCommerce space resulting in a differentiated offering that doesn’t exist currently for our merchant partners and their consumers.”

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education as well as AR live streaming for events. The company has filed a patent around its AR web-enabled eCommerce platform which has been integrated with Shopify, Wordpress and Magento. The AR can “go live” on any ecomm site with just a few lines of embed code creating a highly scalable platform. The global eCommerce industry is a $2.8 trillion-dollar marketplace and growing. NexTech has acquired its e-learning platform “edCetra” which has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. NexTech has added augmented reality ("AR") training and education options into the platform and expects to launch in 2019. The company is also working on bringing forth its AR live streaming platform for shows and live events. All of the company’s platforms run off of one CRM which allows for its AR ecosystem to rise up. NexTech launched its ARitize™ app in August 2018, which is capable of hosting many brands 3D objects and augmented reality experiences. NexTech also owns a large and diverse revenue generating App Portfolio that is deployed on the iTunes and Google play store which it intends to ARitize™.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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